UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSIONOMB APPROVAL

                             Washington, D.C. 20549
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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                  DepoMed, Inc.
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                                (Name of Issuer)

                           Common Stock, no par value
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                         (Title of Class of Securities)

                                   249908-10-4
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                                 (CUSIP Number)

                                   Arlene Fong
                        Biovail Laboratories Incorporated
                            Chelston Park, Building 2
                                 Collymore Rock
                       St. Michaels, Barbados, West Indies
                               Tel: (246) 437-7080

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                                 with a copy to:

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                               Roger Andrus, Esq.
                             Cahill Gordon & Reindel
                                 80 Pine Street
                               New York, NY 10005
                                 (212) 701-3000
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                  July 9, 2002
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 249908-10-4


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1     NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (entities only)

      Biovail Laboratories Incorporated
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a) N/A
      (b) N/A
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3     SEC USE ONLY

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4     SOURCE OF FUNDS (See Instructions)

      WC
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5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

      N/A
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Barbados, West Indies
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             7      SOLE VOTING POWER

                    2,465,878 shares plus a presently exercisable option
                    to purchase a number of additional shares such that
                    Biovail Laboratories Incorporated shall have
                    purchased (after giving effect to the exercise of
                    such option) up to 20% of the outstanding shares, and
                    a presently exercisable option to purchase an
                    additional 821,959 shares, in each case, on
Number of           terms described herein.
  Shares     -------------------------------------------------------------------
Beneficially 8      SHARED VOTING POWER
  Owned
 by Each            0
Reporting    -------------------------------------------------------------------
 Person      9      SOLE DISPOSITIVE POWER
  With
                     2,465,878 shares plus a presently exercisable
                    option to purchase a number of additional shares such
                    that Biovail Laboratories Incorporated shall have
                    purchased (after giving effect to the exercise of
                    such option) up to 20% of the outstanding shares, and
                    a presently exercisable option to purchase an
                    additional 821,959 shares, in each case, on terms
                    described herein.
             -------------------------------------------------------------------
             10     SHARED DISPOSITIVE POWER

                    0
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

      2,465,878 shares plus a presently exercisable option to purchase a number of additional


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

     shares such that Biovail Laboratories Incorporated shall have purchased (after giving effect to the exercise of such option) up to 20% of the outstanding shares, and a presently exercisable option to purchase an additional 821,959 shares, in each case, on terms described herein.
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     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
     Instructions)

      N/A
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      15% of the total outstanding shares (based on the number of shares outstanding as of July 8, 2002) plus a presently exercisable option to purchase a number of additional shares such that Biovail Laboratories Incorporated shall have purchased up to 20% of the outstanding shares (calculated immediately after giving effect to the exercise of such option), and a presently exercisable option to purchase an additional 5% of the total outstanding shares (based on the number of shares outstanding as of July 8, 2002), in each case, on terms described herein.
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14    TYPE OF REPORTING PERSON (See Instructions)

      CO
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


Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, no par value, ("Common Stock"), of DepoMed, Inc., a California corporation ("DepoMed"), whose principal offices are located at: 1360 O'Brien Drive, Menlo Park, California, 94025-1436, USA,
Tel: (650) 462-5900.

Item 2.  Identity and Background.

This statement is filed on behalf of Biovail Laboratories Incorporated ("Biovail Laboratories" or the "Reporting Person"), a Barbados, West Indies corporation.

Biovail Laboratories is a wholly owned subsidiary of Biovail Corporation, a corporation amalgamated under the laws of Ontario, Canada. Biovail Corporation is an international full service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

Biovail Laboratories has its principal office at: Chelston Park, Building 2, Ground Floor, Collymore Rock, St. Michael, Barbados, West Indies, Tel: (246) 437-7080, Fax: (246) 437-7085. Biovail Corporation has its principal office at:
7150 Mississauga Road, Mississauga, Ontario, L5N 8M5, Canada, Tel: (905) 286-3000, Fax: (905) 286-3050.

Appendix A attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of Biovail Laboratories and each executive officer and director of Biovail Corporation, the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.

Biovail Laboratories has not and, to the best of Biovail Laboratories' knowledge, neither Biovail Corporation nor any of the persons listed on Appendix A hereto has, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

On July 9, 2002 (the "Closing Date"), Biovail Laboratories acquired 2,465,878 shares of Common Stock (representing 15% of the DepoMed's issued and outstanding Common Stock, based on the number of shares issued and outstanding on July 8,
2002) pursuant to a stock purchase agreement between Biovail Laboratories and DepoMed dated as of May 28, 2002. The per share purchase price was US$5.00, for an aggregate amount of US$12,329,390. The funds necessary to purchase the Common Stock were obtained from working capital of Biovail Laboratories.

The stock purchase agreement provides that so long as Biovail Laboratories holds not less than 10% of the outstanding Common Stock it shall be granted (a) a right to appoint a non-voting observer to the board of directors of DepoMed, who shall have the right to attend each meeting of the board and (b) a right of first offer in connection with any proposed sale of all or substantially all the assets of DepoMed or relating to any merger, recapitalization, restructuring or similar transaction. Additionally, for three years after the

Closing Date, Biovail Laboratories has the right to participate in any offering of Common Stock to purchase up to the number of shares that will allow Biovail Laboratories to retain an ownership interest in DepoMed equal to its ownership interest immediately preceding such offering.

In connection with its purchase of Common Stock, Biovail Laboratories also received an option to purchase a number of additional shares such that Biovail Laboratories shall have purchased pursuant to the stock purchase agreement, in the aggregate, up to 20% (calculated after giving effect to the exercise of such option) of the total outstanding shares. This option will terminate three years after the Closing Date. The exercise price of this option is initially equal to US$5.00 per share and increases by 20% per year following the first year after the grant of the option, compounded monthly, subject to customary anti-dilution price adjustment provisions. Subsequent to the time that Biovail Laboratories exercises this option to acquire 20% of the outstanding Common Stock, and so long as it holds not less than 10% of the outstanding Common Stock, it will have the right to appoint at least one member to the board of directors of DepoMed and DepoMed will be required to obtain such board members' approval in order to effect certain extraordinary transactions. Biovail Laboratories will have the right to appoint additional directors according to an agreed upon schedule if the size of the board increases or if Biovail's ownership interest in DepoMed increases.

Additionally, Biovail Laboratories received an option to purchase an additional 821,959 shares of Common Stock at an exercise price of US$5.125 per share, subject to customary anti-dilution price adjustment provisions. This option terminates on the earlier of one year from the Closing Date or 15 days after DepoMed stock trades above US$6.50 for any 20 out of 30 trading days (but in no event earlier than 120 days from the Closing Date).

Biovail Laboratories and DepoMed also entered into a development and license agreement that grants Biovail Laboratories an exclusive license in the United States (including Puerto Rico) and Canada to manufacture and market DepoMed's Metformin GR(TM). Metformin GR is a once daily metformin HCI product that is currently undergoing Phase III clinical trials.

Under terms of the development and license agreement, DepoMed will be responsible for completing the clinical development program in support of Metformin GR. The agreement provides for a US$25 million milestone payment to DepoMed within 30 days of regulatory approval of the product from the Food and Drug Administration and further provides for a multi-tiered royalty rate on net sales of Metformin GR. Biovail Laboratories has an option to reduce certain of the royalties for a one-time payment to DepoMed of US$35 million. If DepoMed does not continue to fund development costs of Metformin GR, Biovail Laboratories has the right to assume that expense in return for reduction in royalties and the one-time US$35 million optional payment to be paid by Biovail Laboratories.

The transaction was subject to review by US antitrust regulatory authorities, and the review period expired on July 8, 2002 without objection by the regulatory authorities.

Item 4.  Purpose of Transaction.

The purpose of the transactions was to acquire an equity interest in the DepoMed, thereby providing DepoMed with additional working capital.

Other than as described in Item 3 above, Biovail Laboratories has no present plans or proposals which relate to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.


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

Item 5.  Interest in Securities of Issuer.

     (a) Biovail Laboratories is the beneficial owner of 2,465,878 shares of Common Stock (15% of the outstanding Common Stock, based on the number of shares outstanding as of July 8, 2002) plus a presently exercisable option to purchase a number of additional shares of Common Stock such that Biovail Laboratories shall have purchased (after giving effect to the exercise of such option) up to 20% of the outstanding shares of Common Stock, and a presently exercisable option to purchase an additional 821,959 shares of Common Stock (5%), in each case, on the terms described in Item 3 above.

     (b) Biovail Laboratories has the sole power to vote and the sole power to dispose of all such shares referred to in (a) above.

     (c) Except as stated in Item 3 above, neither Biovail Laboratories nor, to the best of its knowledge, any of the persons listed on Appendix A hereto, engaged in any transactions in the Common Stock effected by or for the account of Biovail Laboratories during the past 60 days.

     (d)  N/A

     (e)  N/A


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Item 3 above, there are no contracts, arrangements, understandings or relationships with respect to Common Stock of DepoMed to which Biovail Laboratories is a party.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 1: Stock Purchase Agreement by and between Biovail Laboratories
           Incorporated and DepoMed, Inc., dated as of May 28, 2002.



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


Signature.

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2002.


                           By:  /s/ Arlene Fong
                                ------------------------------------------------
                                Name: Arlene Fong
                                Title:  Controller, Biovail Laboratories
                                        Incorporated







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


                                   APPENDIX A


The tables below set forth with respect to each executive officer and director of Biovail Laboratories and each executive officer and director of Biovail Corporation, the following information: (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship of such person.



Executive Officers and Directors of Biovail Laboratories Incorporated:

(a)  Eugene N. Melnyk
(b) Chelston Park, Building 2, Ground Floor, Collymore Rock, St. Michael, Barbados, West Indies
(c) President and Chief Executive Officer of Biovail Laboratories Incorporated, Chairman of the Board, Chief Executive Officer and Director of Biovail Corporation
(d)  Canada


(a)  Larry Davis
(b)  St. James House, Second Street, Holetown, St. James, Barbados, West Indies
(c) Director of Biovail Laboratories Incorporated; President of Mark Anthony International SRL
(d)  Canada


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

(a)  Arlene Fong
(b) Chelston Park, Building 2, Ground Floor, Collymore Rock, St. Michael, Barbados, West Indies
(c)  Controller of Biovail Laboratories Incorporated
(d)  Canada


Executive Officers and Directors of Biovail Corporation:

(a)  Eugene N. Melnyk
(b) Chelston Park, Building 2, Ground Floor, Collymore Rock, St. Michael, Barbados, West Indies
(c) President and Chief Executive Officer of Biovail Laboratories Incorporated, Chairman of the Board, Chief Executive Officer and Director of Biovail Corporation
(d)  Canada


(a)  Wilfred Bristow
(b)  Main Level, 35 Crawford Cres., Unit 9, Campbellville, Ontario L0P 1B0
     Canada
(c) Director of Biovail Corporation; Senior Vice President of Bank of Montreal Nesbitt Burns Inc.
(d)  Canada


(a)  Kenneth C. Cancellara
(b)  7150 Mississauga Road, Mississauga, Ontario L5N 8M5 Canada
(c) Senior Vice President, Chief Legal Officer, Corporate Secretary and ex officio Board Member of Biovail Corporation
(d)  Canada


(a)  Paul W. Haddy
(b)  Life of Barbados Building, Wildey, St. Michael, Barbados, West Indies
(c) Director of Biovail Corporation; Chairman and Chief Executive Officer of London Life Bank & Trust Corporation
(d)  U.S.A.


(a)  Laurence E. Paul
(b)  1620 26th Street, Santa Monica, California 90404 USA
(c)  Director of Biovail Corporation; Managing Director of Laurel Crown Ventures
(d)  U.S.A.


(a)  Sheldon Plener
(b)  Suite 2100, Scotia Plaza, 40 King Street West, Toronto, Ontario M5H 3C2
     Canada
(c) Director of Biovail Corporation; Senior Partner at Cassels Brock & Blackwell LLP
(d)  Canada


(a)  Rolf K. Reininghaus
(b)  7150 Mississauga Road, Mississauga, Ontario L5N 8M5 Canada
(c) Senior Vice President of Corporate & Strategic Development and Director of Biovail Corporation
(d)  Canada


(a)  Roger Rowan
(b)  55 University Avenue, Suite 610, P.O. Box 47, Toronto, Ontario M5J 2H7
     Canada
(c) Director of Biovail Corporation; President and Chief Operating Officer of Watt Carmichael Inc.
(d)  Canada


(a)  William S. Poole
(b)  7150 Mississauga Road, Mississauga, Ontario L5N 8M5 Canada
(c)  President of North American Pharmaceuticals
(d)  U.S.A.


(a)  Brian Crombie
(b)  7150 Mississauga Road, Mississauga, Ontario L5N 8M5 Canada
(c)  Senior Vice President and Chief Financial Officer of Biovail Corporation
(d)  Canada


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